Metropolitan Life Insurance Company

Rider: Disability Waiver Benefit

This rider is a part of the policy if it is referred to on page 3.

This rider provides that, if the insured becomes totally disabled for at least 6 months, we will waive the eligible monthly deductions as described below. Eligible monthly deductions are all monthly deductions except deductions for mortality and expense risk charges. Deductions for mortality and expense risk charges will not be waived.

Disability Starting Before Age 60

*   If disability starts on or before the insured’s 60th birthday, we will waive eligible monthly deductions as they fall due while the insured remains disabled. If the insured remains totally disabled until his or her 65th birthday, we will consider such disability to continue thereafter. We will then waive all future eligible monthly deductions.

Disability Starting Between Ages 60 and 65

*   If disability starts after the insured’s 60th birthday but on or before his or her 65th birthday, we will waive eligible monthly deductions as they fall due while the insured remains totally disabled. We will waive such deductions until the policy anniversary on which the insured is age 65 or, if later, the third policy anniversary after disability starts. Any eligible monthly deductions due after that date will be made from the policy’s cash value.

All monthly deductions will be made until we approve your claim. Upon approval, we will restore the value of any eligible monthly deductions made during the period of total disability.

Date of Rider	The date of this rider is the date of this policy.

Definition of Total Disability	Total disability means an incapacity which:
1. Results from bodily injury or disease;
and

2.  Prevents the insured from doing any work for income or profit. During the first 24 months of total disability, work means the regular occupation of the insured. After that time it means any occupation for which the insured is or becomes reasonably fitted.

The total and permanent loss of the sight of both eyes or the loss by severance of both hands or both feet, or one hand and one foot, will be considered total disability.

Risks Not Covered	This rider will not cover a disability which:

1. Began before the date of this rider;
or
2. Occurred, while the insured was in any armed forces, as a result of any war or warlike action in time of peace.

Proof of Disability	Written notice and proof that total disability has existed continuously for 6 months must be given to us while the insured is alive and totally disabled. As part of any proof we may require, at our expense, medical examinations of the insured by physicians we name.

We may also require proof of continued total disability at reasonable intervals, including, at our expense, medical examinations of the insured by physicians we name. After 2 years of total disability, proof will not be required more than once a year.

If notice or proof is late, we will accept it if it is given as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not waive any eligible monthly deduction made more than one year before the date that written notice or proof of disability is given to us.

When the insured is no longer totally disabled or if proof of total disability is not given when required, we will no longer waive the eligible monthly deductions.

(Continued on reverse side)

83W-94	BAABY1

Rider: Disability Waiver Benefit (Continued)

Effect on Policy Provisions	While the insured is totally disabled, you may not increase the death benefit under this policy by increasing the Specified Face Amount of Insurance. You may, however, change the death benefit option subject to the provisions of the policy. The calculation of the cash value will remain as described in the policy.

If you wish, you may continue to pay premiums while the insured is disabled. The expense charge will be deducted from these premiums.

Incontestability	We will not contest the validity of this rider unless total disability of the insured occurred within 2 years from the date of the rider.

Termination	This rider will end on the policy anniversary on which the insured is age 65; or before that date, at the end of the grace period. Termination of this rider at age 65 will have no effect on your claim if you are then disabled.

You may end this rider on any monthly anniversary by sending us a written request and this policy. We will make the change and return the policy.

Cost of Rider	While this rider is in force, its cost will be deducted monthly from the cash value. The monthly cost of this rider will be set by us from time to time, based on the insured’s age and sex. It will never be more than the maximum cost according to the table on the next page.

/s/ Christine N. Markussen
Christine N. Markussen
Vice-President and Secretary

(Continued on next page)

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Rider: Disability Waiver Benefit (Continued)

Table of Guaranteed Maximum Costs

(See “Cost of Rider” Provision)

Age at Beginning of Rider Year	Maximum Monthly Cost for Each $1,000 of Insurance	Age at Beginning of Rider Year	Maximum Monthly Cost for Each $1,000 of Insurance
Male	Female	Male	Female

20.012	.012	43.031	.030
21.012	.012	44.035	.033
22.012	.012	45.042	.039
23.012	.012	46.047	.043
24.012	.013	47.053	.047
25.013	.013	48.059	.052
26.013	.013	49.067	.058
27.013	.013	50.087	.073
28.013	.013	51.098	.081
29.013	.013	52.111	.090
30.014	.014	53.124	.101
31.014	.014	54.140	.112
32.014	.015	55.184	.140
33.015	.015	56.205	.155
34.015	.015	57.229	.171
35.017	.016	58.255	.189
36.017	.017	59.283	.208
37.018	.018	60.085	.045
38.020	.019	61.088	.046
39.021	.021	62.091	.047
40.024	.023	63.095	.048
41.026	.025	64.098	.049
42.029	.027

83W-94	BAABY3